Exhibit 12.1

CACI International Inc

Schedule of Fixed Charge Coverage Ratios

For the Fiscal Years Ended June 30, 2000 through June 30, 2005 and the Six Months Ended December 31, 2004

(Amounts in 000s, except for ratio data)

	Fiscal Year Ended June 30,					Six Months Ended December 31 2004
	2000	2001	2002	2003	2004
Fixed charges:
Interest expense	3,368	3,315	1,782	1,274	2,762	7,295
Amortization of deferred financing charges	49	47	58	74	489	673
Interest portion of rent expense	1,141	1,027	1,197	1,418	1,718	1,167

Subtotal of fixed charges	4,558	4,389	3,037	2,766	4,969	9,135

Earnings:
Income from continuing operations before income taxes	29,326	34,040	51,482	71,780	102,931	65,204
Fixed charges included in earnings	4,558	4,389	3,037	2,766	4,969	9,135

Earnings available before fixed charges	33,884	38,429	54,519	74,546	107,900	74,339

Ratio of earnings to fixed charges	7.4	8.8	18.0	27.0	21.7	8.1